UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, April 30, 2015, and entitled “Orbotech Announces First Quarter 2015 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Income.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results.

6.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA.

7.	Registrant’s Reconciliation of GAAP Net Income to Credit Facility EBIDTA.

8.	Press release issued by the Registrant on, and dated, April 30, 2015, and entitled “Orbotech Announces that Chief Financial Officer Doron Abramovitch will be leaving the Company”.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS FIRST QUARTER 2015 RESULTS

2015 first quarter highlights

•	Revenues of $185 million, compared with $105 million in the first quarter of 2014
•	Gross margin of 45.0% compared with 43.6% in the first quarter of 2014
•	Adjusted EBITDA margin of 18.3% compared with 11.8% in the first quarter of 2014
•	Non-GAAP EPS of $0.48 (diluted); GAAP EPS of $0.28 (diluted)
•	Cash generated from operations of $21.6 million

2015 second quarter guidance

•	Revenues range: $185 million to $193 million
•	Gross margin: approximately 45%.

YAVNE, ISRAEL, APRIL 30, 2015 | ORBOTECH LTD. (NASDAQ: ORBK) today announced its consolidated financial results for the quarter ended March 31, 2015.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We have begun 2015 with strong revenues, profitability and cash generation. Our larger scale of operations, as well as our enhanced diversification across businesses, end markets, products and customers, has enabled us to exceed most of the revenue and profitability targets we had set ourselves for the quarter.”

Mr. Levy added: “Our flat panel display business and semiconductor device division continued to perform strongly, reflecting healthy demand trends across product lines and customer segments. Consumer electronics is becoming an increasingly indispensable part of modern life, requiring ever smaller, thinner, faster, more flexible and even wearable devices. This inevitably gives rise to escalating manufacturing challenges, which Orbotech’s solutions are designed to solve, supporting both our customers and leading consumer electronics designers. The breadth and depth of our product offering, especially after the SPTS acquisition, enables us to benefit from the continually evolving and complex world of electronics.”

Revenues for the first quarter of 2015 totaled $184.8 million, compared with $104.8 million in the first quarter of 2014. Revenues for the quarter excluding the Company’s semiconductor business totaled $123.4 million, up 17.7% from $104.8 million in the first quarter of 2014.

In the Company’s Production Solutions for Electronics Industry segment:

-	Revenues from the printed circuit board (“PCB”) industry were $58.0 million, including $31.3 million in equipment sales, in the first quarter of 2015. This compares to PCB revenues of $68.6 million (including $41.5 million in equipment sales) in the first quarter of 2014.
-	Revenues from the flat panel display industry (“FPD”) were $57.4 million, including $47.3 million in equipment sales, in the first quarter of 2015. This compares to FPD revenues of $31.5 million (including $23.1 million in equipment sales) in the first quarter of 2014.
-	Revenues from the semiconductor industry were $61.4 million, including $46.6 million in equipment sales, in the first quarter of 2015.

In the Company’s other segments, revenues totaled $8.0 million in the first quarter of 2015, compared with $4.7 million in the first quarter of 2014.

Service revenues for the first quarter of 2015 were $53.4 million, compared to $37.0 million in the first quarter of 2014.

Gross profit and gross margin in the first quarter of 2015 were $83.1 million and 45.0%, respectively, compared with $45.7 million and 43.6%, respectively, in the first quarter of 2014.

GAAP net income for the first quarter of 2015 was $11.8 million, or $0.28 per share (diluted), up from $6.3 million, or $0.15 per share (diluted), for the first quarter of 2014.

Adjusted EBITDA and adjusted EBITDA margin for the first quarter of 2015 were $33.8 million and 18.3%, respectively, up from $12.4 million and 11.8%, respectively, for the first quarter of 2014.

Non-GAAP net income and Non-GAAP net income margin for the first quarter of 2015 were $20.8 million and 11.2%, respectively, compared with $8.2 million and 7.8%, for the first quarter of 2014.

Non-GAAP earnings per share (diluted) for the first quarter of 2015 were $0.48, compared with $0.19 per share (diluted), for the first quarter of 2014.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release (the “Reconciliation”).

As of March 31, 2015, the Company had cash, cash equivalents, short-term bank deposits and marketable securities of approximately $180.6 million, and debt of $298.5 million. The Company generated cash from operations of $21.6 million in the first quarter of 2015.

As a result of the Company’s cash position, it intends to pay ahead of schedule $20 million on its term loan during the second quarter.

Second Quarter Guidance

The Company expects that revenues for the second quarter of 2015 will be in the range of $185 million to $193 million and gross margin will be approximately 45%.

Conference Call

An earnings conference call for the Company’s first quarter 2015 results is scheduled for today, April 30, 2015 at 9:00 a.m. EST. The dial-in number for the conference call is 1-517-308-9019 or (US toll-free) 800-857-6263, and a replay will be available on telephone number +1- 203-369-0510 or (US toll-free) 866-396-4184 until May 13, 2015. The pass code is Q1. A live webcast of the conference call can also be heard by accessing the Company’s website here: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-EventDetails&EventId=5188420.

The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioArchives

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ: ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. For more information visit www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS, including the timing and amount of cost savings, if any, Orbotech’s ability to integrate and operate SPTS’s business effectively, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, and especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the timing for a verdict in the ongoing appeal of the criminal matter and ongoing investigation in Korea, the final outcome and impact of this matter, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s United States Securities and Exchange Commission (“SEC”) reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	March 31 2015	December 31 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$154,460	$136,367
Restricted cash	13,244	10,000
Short-term bank deposits	7,024	10,000
Accounts receivable:
Trade	249,739	248,071
Other	36,148	39,076
Deferred income taxes	6,818	8,213
Inventories	158,002	157,030

Total current assets	625,435	608,757

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,910	5,890
Funds in respect of employee rights upon retirement	9,620	9,755
Deferred income taxes	11,630	13,067
Equity method investee and other receivable	9,453	8,926
Deferred financing costs	7,158	7,470

	43,771	45,108

PROPERTY, PLANT AND EQUIPMENT, net	53,108	55,580

OTHER INTANGIBLE ASSETS, net	136,164	145,082

GOODWILL	179,445	179,445

Total assets	1,037,923	1,033,972

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$2,508	$2,636
Accounts payable and accruals:
Trade	66,994	64,683
Other	71,188	81,747
Deferred income	37,162	38,008

Total current liabilities	177,852	187,074
LONG-TERM LIABILITIES:
Long-term loan	293,349	293,851
Liability for employee rights upon retirement	22,804	22,763
Deferred income taxes	19,687	20,185
Other tax liabilities	12,681	13,218

Total long-term liabilities	348,521	350,017

Total liabilities	526,373	537,091

EQUITY:
Share capital	2,171	2,163
Additional paid-in capital	296,089	293,056
Retained earnings	315,752	303,950
Accumulated other comprehensive income (loss)	(2,307)	(1,980)

	611,705	597,189
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	512,166	497,650
Non-controlling interest	(616)	(769)

Total equity	511,550	496,881

Total liabilities and equity	$1,037,923	$1,033,972

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

(Unaudited)

	3 months ended March 31		12 months ended December 31
	2015	2014	2014
Revenues	$184,784	$104,793	$582,746
Cost of revenues	101,707	59,136	329,553

Gross profit	83,077	45,657	253,193

Operating expenses:

Research and development, net	25,779	18,461	88,651
Selling, general and administrative	28,973	19,592	96,169
Equity in earnings of Frontline	(871)	(1,504)	(5,769)
Amortization of intangible assets	8,918	1,010	19,235
SPTS acquisition costs			6,761

Total operating expenses	62,799	37,559	205,047

Operating income	20,278	8,098	48,146
Financial expenses - net	6,471	327	9,046

Income before taxes on income	13,807	7,771	39,100
Taxes on income	1,752	1,350	3,419
Share in losses of equity method investee	100	69	417

Net income	11,955	6,352	35,264
Net income (loss) attributable to the non-controlling interests	153	65	(116)

Net income attributable to Orbotech Ltd.	$11,802	$6,287	$35,380

Basic earnings per share	$0.28	$0.15	$0.85

Diluted earnings per share	$0.28	$0.15	$0.83

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	41,961	41,842	41,703
Diluted earnings per share	42,860	42,835	42,757

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	3 months ended March 31		12 months ended December 31
	2015	2014	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,955	$6,352	$35,264
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,660	3,471	30,333
Compensation relating to equity awards granted to employees and others - net	889	816	3,192
Increase (decrease) in liability for employee rights upon retirement, net	176	(890)	(1,553)
Long-term loans discount amortization	120	257	237
Deferred financing costs amortization	312		612
Deferred income taxes	2,334		1,253
Amortization of premium and accretion of discount on marketable Securities, net	50	157	656
Equity in earnings of Frontline, net of dividend received	636	(195)	468
Other	499	207	1,242
Loss from sales of marketable securities			339
Decrease (increase) in accounts receivable:
Trade	(1,668)	8,177	(17,440)
Other	3,093	606	(2,075)
Increase (decrease) in accounts payable and accruals:
Trade	2,311	(3,152)	2,140
Deferred income and other	(10,754)	(10,718)	10,672
Decrease (increase) in inventories	(972)	(7,055)	(13,984)

Net cash provided by (used in) operating activities	21,641	(1,967)	51,356

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,182)	(3,574)	(12,500)
Withdraw (placement) of bank deposits	2,976	(3,524)	28,650
Purchase of marketable securities		(2,490)	(15,152)
Redemption of marketable securities		2,755	26,586
SPTS net of cash acquired			(375,061)
Investment in equity method investee	(1,500)		(250)
Proceeds from disposal of property, plant and equipment		9	15
Increase in restricted cash	(3,244)		(10,000)
Increase in funds in respect of employee rights upon retirement		(71)	(260)

Net cash used in investing activities	(4,950)	(6,895)	(357,972)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loan, net of $8 millions financing costs			288,918
Repayment of long-term bank loan	(750)		(750)
Short term bank loan
Employee stock options exercised	2,152	3,523	8,253
Acquisition of treasury shares		(4,174)	(14,593)

Net cash provided by (used in) financing activities	1,402	(651)	281,828

Net increase (decrease) in cash and cash equivalents	18,093	(9,513)	(24,788)
Cash and cash equivalents at beginning of period	136,367	161,155	161,155
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$154,460	$151,642	$136,367

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	3 months ended March 31		12 months ended December 31
	2015	2014	2014
Reported operating income on GAAP basis	$20,278	$8,098	$48,146
Equity based compensation expenses	889	816	3,192
Amortization of intangible assets	8,918	1,010	19,235
SPTS Acquisition costs			6,761

Non-GAAP operating income	$30,085	$9,924	$77,334

Reported net income attributable to Orbotech Ltd. on GAAP basis	$11,802	$6,287	$35,380
Equity-based compensation expenses	889	816	3,192
Amortization of intangible assets	8,918	1,010	19,235
Tax adjustments re non-GAAP adjustments	(949)		(1,823)
SPTS Acquisition costs			6,761
Share in losses of associated company	100	69	417

Non-GAAP net income	$20,760	$8,182	$63,162

Non-GAAP earnings per diluted share	$0.48	$0.19	$1.48

Shares used in earnings per diluted share calculation-in thousands	42,860	42,835	42,757

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands (except per share data)

(Unaudited)

	3 months ended March 31		12 months ended December 31
	2015	2014	2014
Net income attributable to Orbotech Ltd. on GAAP basis	$11,802	$6,287	$35,380
Minority interest and equity losses	253	134	301
Tax expenses	1,752	1,350	3,419
Financial expenses	6,471	327	9,046
Depreciation and amortization	12,660	3,471	30,333
Equity-based compensation expenses	889	816	3,192
SPTS acquisition costs			6,761

ADJUSTED EBITDA	$33,827	$12,385	$88,432

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO CREDIT FACILITY EBITDA

U.S. dollars in thousands (except per share data)

(Unaudited)

12 months ended March 31
2015
Net income attributable to Orbotech Ltd. on GAAP basis	$40,895
Minority interest and equity losses	420
Tax expenses	3,821
Financial expenses	15,191
Depreciation and amortization	39,521
Equity-based compensation expenses	3,265
SPTS acquisition costs	6,761
SPTS full 12 months contribution (1)	5,028
Litigation expenses	1,261
Other (2)

CREDIT FACILITY EBITDA (3)	$116,163

(1)	The SPTS Acquisition was completed on August 7, 2014. This adjustment gives full year effect to the SPTS Acquisition by reflecting SPTS’s contribution to Credit Facility EBITDA for the period from April 1, 2014 to August 7, 2014, determined in accordance with the Credit Agreement. This adjustment has been derived from SPTS’s books and records, is unaudited and does not correspond to SPTS’s historical accounting periods. This presentation does not reflect our pro forma results and should not used as indicative of our future results.

(2)	Reflects adjustments permitted by the Credit Agreement, including with respect to employee and other matters.

(3)	Credit Facility EBITDA does not reflect any annualized expense reductions anticipated as a result of operational changes made as part of the SPTS Acquisition estimated by us in good faith as permitted by the Credit Agreement. Because we are in the preliminary stages of assessing our operations after the SPTS Acquisition, this adjustment does not include the approximately $10 million of annual cost savings that we believe may be available from our supply chain optimization project. Although we are carefully assessing the efficiency of our business, we may not identify additional cost savings or achieve the estimated cost savings in the timeframe or amount we anticipate, if at all. Accordingly, you should not place undue reliance on our ability to achieve cost savings or synergies.

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) tax impact; and/or (iv) share in losses of associated company. The Company uses the non-GAAP measures indicated in the Reconciliation, which give full year effect to the SPTS Acquisition, to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, interest expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude tax on income, financial expenses (income)–net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. The presentation of adjusted EBITDA is not based on the definition in the Credit Agreement governing the term loan incurred in connection with the SPTS acquisition. Credit Facility EBITDA reflects additional adjustments to adjusted EBITDA permitted by the Credit Agreement as described in the Reconciliation and is calculated by adding adjusted EBITDA for the year ended December 31, 2014 to adjusted EBITDA for three months ended March 31, 2015, and subtracting adjusted EBITDA for the three months ended March 31, 2014, and then further adjusting it as permitted by the Credit Agreement. Although the Company believes its presentation of each of adjusted EBITDA and Credit Facility EBITDA is useful, its adjusted EBITDA measure and Credit Facility EBITDA may not be comparable to similarly titled measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2014 and its other SEC filings.

Company Contact:
Anat Earon-Heilborn	Ann Michael
Director of Investor Relations	Senior Corporate Marketing Communications Manager
Orbotech Ltd	Orbotech Ltd
Tel: +972-8-942 3582	Tel: +972-8-942 3148
anat.earon-heilborn@orbotech.com	ann.michael@orbotech.com

PRESS RELEASE:

Orbotech Announces that Chief Financial Officer Doron Abramovitch Will Be Leaving the Company

YAVNE, ISRAEL — April 30, 2015 — Orbotech Ltd. (NASDAQ: ORBK) today announced that Doron Abramovitch, Chief Financial Officer, has decided to leave the Company in the coming months to pursue other interests.

Asher Levy, Chief Executive Officer, stated: “On behalf of the Company, and personally, I would like to wish Doron well for the future and to thank him for his contribution over the last four years, during which he played an instrumental role in the growth of the Company and its operational and profitability profile.”

Mr. Abramovitch will continue to serve in his role at the Company to support an orderly transition until his successor has been appointed and is fully on board.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Today, virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com/.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the timing for a verdict in the ongoing appeal of the criminal matter and ongoing investigation in Korea, the final outcome and impact of this matter, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Company Contacts:

Anat Earon-Heilborn Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582	Ann Michael Senior Corporate Marketing Communications Manager Orbotech Ltd Tel: +972-8-942 3148

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: May 4, 2015